

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-Mail
Mr. Wayne A. Whitener
TGC Industries, Inc.
President and Chief Executive Officer
101 East Park Blvd, Suite 955
Plano, TX 75074

> **Re:** **TGC Industries, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Response letter dated March 6, 2013**
> **File No. 1-32472**

Dear Mr. Whitener:

   We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page 31

Note B – Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 32

Seismic Surveys

1.   Your model for recognizing revenue for the turnkey agreements appears similar to a Construction-Type and Production-Type Contract as defined in ASC 605-35, in that you

have identified specific output measures for measuring progress on the respective contracts. Please tell us if you believe your turnkey agreements are within the scope of FASB Subtopic ASC 605-35 and explain the basis for your belief. Further, clarify why data points recorded (for TGC) and receiver lines laid (for Eagle Canada) are appropriate output measures, and what alternative measures for measuring progress on these agreements you considered.

2.   For the turnkey agreements entered into by TGC and Eagle Canada, tell us specifically what the contracts define as "deliverables" to your customers and what the contracts stipulate as the fixed fee payable to you. In this regard, clarify if the fixed fee is based on each data point recorded (for TGC) and on each receiver line laid (for Eagle Canada), or, alternatively, is fixed fee based on a total number of data points required to be recorded and receiver lines required to be laid during the term of the contract. If the former, please tell us why you don't recognize revenue simply as the data points are recorded (for TGC) and as the receiver lines are laid (for Eagle Canada) based on the fee stipulated in the contracts. Finally, tell us what the customer payments arrangements are for your turnkey agreements.

3.   To the extent that either the TGC or Eagle Canada turnkey contracts do not define as a deliverable data points recorded or receiver lines laid, respectively, explain why you believe these represent appropriate surrogates for the actual deliverables required under those contracts.

4.   Provide us with copies of representative contracts for your TGC and Eagle Canada turnkey agreements.

5.   As it relates to the cost of earned revenue under your turnkey agreements, clearly describe for us your current accounting policy, including a related example, and provide references to the specific authoritative language that supports your policy under GAAP.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant